Exhibit 99.1

VS MEDIA Holdings Limited

(Incorporated in the British Virgin Islands with limited liability)

Notice of Annual General Meeting of Shareholders

To Be Held on December 30, 2025, at 10:30 p.m.,  local time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of the shareholders of VS MEDIA Holdings Limited (the “Company”) will be held at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong, on December 30, 2025, at 10:30 p.m ., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	RESOLVED: to ratify and approve the appointment of Assentsure PAC as auditor of the Company for the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED, that:

A.	the Company undertakes a share combination (the “Share Combination”) whereby (i) every twenty (20) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every twenty (20) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A, with such Share Combination to be effective on such date as determined by the Board of Directors, which date must be on or before January 9, 2026 and such date shall be announced by the Company (the “Effective Date”);

B.	where the combination of Pre-Combination Ordinary Shares held by any one shareholder of the Company, on a 20 to 1 basis, will result in a number which is not a whole number, the number of Post-Combination Ordinary Shares to be held by such shareholder following and as a result of the Share Combination shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Combination Ordinary Share as shall be necessary to achieve such whole number);

C.	any director of the Company (each a “Director”) be authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Combination, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Combination; and

D.	the Company’s share registrar, Transhare Corporation, be authorized and instructed to make entries in the register of members of the Company to record and give effect to the Share Combination (the “Share Combination Proposal”).

3.	RESOLVED: to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on December 15, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

If you are a registered holder of our Class A Ordinary Shares and Class B Ordinary Shares  (collectively, the “Ordinary Shares”) on the Record Date, you are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying form(s) of proxy (as applicable) by (i) online at www.transhare.com, (ii) by fax at 1.727.269.5616, (iii) email at Proxy@Transhare.com, or (iv) by mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764  as soon as possible and in any event no later than 9:30 a.m. December 26, 2025 (Hong Kong time).

Holders of record of the Company’s  Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Date: December 5, 2025
VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
Nga Fan Wong Chief Executive Officer